                                 UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.     3   )*

                             Grubb & Ellis Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   400095204
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

           John Mullman, The Prudential Insurance Company of America
                     Four Gateway Center, Newark, NJ  07102
                                 (201) 802-7500
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 1, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  400095204                                            Page 2 of  Pages
- --------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

        THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
        IRS Identification No.  22-1211670
- -------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                        (b) /x/
- -------------------------------------------------------------------------------
3.  SEC USE ONLY

- -------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    OO
- -------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      / /
- -------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    New Jersey
- -------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

 NUMBER OF                   3,072,060
  SHARES                 ------------------------------------------------------
BENEFICIALLY             8.  SHARED VOTING POWER
  OWNED BY
    EACH                            -0-
   PERSON                ------------------------------------------------------
    WITH                 9.  SOLE DISPOSITIVE POWER

                             3,422,060

                         ------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                                    -0-
- -------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,422,060
- -------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
                28.9%
- -------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY  AMOUNT IN ROW (11)

- -------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON*

                IC
- -------------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 This Amendment No. 3 (the "Amendment") to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D dated November 11, 1992 (as previously amended, the "Schedule 13D"), relating to the common stock, par value, $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of to Schedule 13D is hereby amended by inserting the following:

                 As contemplated by the provisions of the 1994 Term Sheet and in connection with the 1994 Transaction, and in consideration for Prudential's agreement to the terms thereof, including the amendment of the New Note Purchase Agreement, Prudential was granted on November 1, 1994 the 1994 Prudential Warrants, initially exercisable to purchase 150,000 shares of Common Stock at an exercise price of $2.375 per share (subject to adjustment to prevent dilution). Furthermore, the New Prudential Warrants were exchanged for Amended New Prudential Warrants (the "Amended Prudential Warrants", and, collectively with the 1994 Prudential Warrants, the "Current Warrants"), which reflected amendments to (i) reduce the exercise price thereof to $3.50 per share, (ii) extend the exercise period until December 31, 1998 and (iii) relinquish the antidilution provisions of the New Prudential Warrants for certain dilutive stock issuances, including the issuances of rights, options, warrants or securities convertible into Common Stock at a price per share less than the greater of the current market price or the exercise price per share.

         The form of the 1994 Prudential Warrants and the New Prudential Warrants are included as exhibits to the Letter Agreement dated July 20, 1994 by and between Prudential and the Company (the "Amendment Letter") which is filed as Exhibit 1 hereto.

ITEM 4.          PURPOSE OF TRANSACTION.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 On November 1, 1994, the Company consummated the 1994 Transaction, substantially upon the terms set forth in the 1994 Term Sheet. The 1994 Transaction was consummated to provide the Company with additional working capital which the Company believes it requires to meet its current and projected working capital needs.

                 Rights Offering. On October 31, 1994, the Rights Offering closed. Pursuant to the Rights Offering, the Company's shareholders exercised rights to purchase 84,542 shares of Common Stock at a price of $2.375 per share. Warburg, pursuant to the terms of a Standby Agreement with the Company, purchased 4,277,433 shares of Common Stock at the same per share price. As contemplated by the Standby Agreement and the 1994 Term Sheet, such shares were purchased through the cancellation of $6 million owed to Warburg by the Company pursuant to the Warburg Loan Agreement plus a wire transfer of $4 million. Following such payment, the Warburg Loan Agreement and the Modification and Security Agreement were terminated.

                 Modification of Warrants and Issuance of Additional Warrants. In connection with the Closing of the Rights Offering, on November 1, 1994, the Company issued to Prudential the Current Warrants, and Prudential surrendered the New Prudential Warrants. Similarly, Warburg exchanged the Warburg $5.50 Warrants and the $5.00 Warrants held by it for new warrants (the "Warburg Exchange Warrants") exercisable to purchase an aggregate of 687,358 shares of Common Stock for an exercise price of $3.50 per share. As consideration for providing the Warburg Loan Agreement and performing its obligations pursuant to the Standby Agreement, the Company granted Warburg 325,000 warrants with an exercise price of $2.375 per share (the "Rights Warrants" and collectively with the Warburg Exchange Warrants, the "1994 Warburg Warrants). Furthermore, the Contingent Warrants held by Warburg were cancelled in connection with the Rights Offering. The 1994 Warburg Warrants, like the Current Warrants, do not contain provisions which require adjustments to the exercise price of the number of shares issuable upon exercise as a result of certain dilutive stock issuances, including the issuances of rights, options, warrants or securities convertible into Common Stock at a price per share less than the greater of the current market price or the exercise price per share. Additionally, Warburg, Hanauer and Prudential each waived application of the anti-dilution provisions of the warrants held by them with respect to issuances by the Company from January 29, 1993 through consummation of the Rights Offering pursuant to the Company's 1990 Stock Option Plan (including securities issued upon the exercise of stock options granted pursuant to such Plan) and the Company's Employee Stock Purchase Plan.

                 Modification of Terms of Convertible Preferred Stock. Furthermore, in connection with the Rights Offering, the Company's Certificate of Incorporation was amended, to amend the terms of the Junior Convertible Preferred Stock and the Senior Convertible Preferred Stock (collectively, the "Preferred").

                      (i) Redemption Provisions.  The terms of the
Preferred were amended to eliminate the mandatory redemption provisions, except that in certain limited circumstances, described below, the Company may be required to redeem the Junior Preferred Stock in connection with an underwritten public offering of the Company's Common Stock.

                      (ii) Anti-Dilution Provisions. As a result of the Rights Offering and related transactions, the conversion price of the Senior Preferred Stock held by Warburg was adjusted from $3.0137 to $2.6564 per share of Common Stock and the conversion price of the Senior Preferred Stock held by Hanauer was adjusted from $3.0137 to $2.6716. Prudential agreed to waive the application of the anti-dilution provisions in connection with the Rights Offering, and thus, the Junior Preferred Stock remains at $5.6085 per share. Furthermore, the anti-dilution provisions of the Preferred Stock held by Prudential and Warburg were amended to eliminate an anti-dilution adjustment in the event of certain dilutive stock issuances, including the issuances of rights, options, warrants or securities convertible into Common Stock at a price per share less than the greater of the current market price or the conversion price per share. The terms of the Preferred Stock held by Hanauer was not effected by such amendment.

                      (iii) Dividend Rate.  The Junior Convertible
Preferred Stock was amended to increase the dividend rate effective January 1, 2002 to 10% per annum with further increases of 1% per annum effective January 1, 2003 and January 1, 2004 and 2% per annum effective January 1, 2005 and each January 1 thereafter. Additionally, the Senior Convertible Preferred Stock was amended so that at such time as the dividend rate of the Junior Convertible Preferred Stock would increase above the dividend rate on the Senior Convertible Preferred Stock, the dividend rate on the Senior Convertible Preferred Stock will increase by the same amount.

                      (iv) Conversion of Junior Preferred Stock.
Furthermore, the Junior Convertible Preferred Stock was amended to provide that in the event the Company undertakes to sell Common Stock in an underwritten public offering and the Company's investment bankers advise the Company that in order to complete the public offering on the most favorable terms to the Company it is necessary to retire such Preferred Stock then the Company may direct all holders of the such Preferred Stock to convert such Preferred Stock into Common Stock; provided that such holders will be obligated to convert only after the time Warburg has committed to convert its Senior Convertible Preferred Stock and the consummation of such underwritten public offering. If the holders of the Junior Convertible Preferred Stock are required to convert such Preferred Stock at a time when the Common Stock issuable upon conversion would have a value less than the accreted value of such Preferred Stock (including all unpaid dividends), then such holders may, in lieu of having such Preferred Stock converted into Common Stock, require the Company to redeem such Preferred Stock at the accreted value.

                 Amendment to Stockholders' Agreement. On November 1, 1994, Warburg, Prudential and Hanauer entered into the Second Amendment to the Stockholders' Agreement (the "Second Amendment") pursuant to which the Stockholders' Agreement was amended to provide Warburg and Prudential with registration rights for the 1994 Warrants and the Current Warrants, the Common Stock issuable upon exercise of the such warrants, and shares of Common Stock acquired in connection with the Rights Offering. The Common Stock issuable upon exercise of such warrants and the shares of Common Stock acquired by Warburg in connection with the Rights Offering are subject to the voting requirements and other terms of the Stockholders' Agreement.

                 Loan Modifications. On July 20, 1994 the parties entered into the Amendment Letter, which became effective on November 1, 1994 upon the closing of the Rights Offering, and the compliance with certain other conditions specified therein. The Amendment Letter amends the New Note Purchase Agreement by, among other things, (i) extending the maturity of the Revolving Credit Notes to November 1, 1999 (and eliminating the Company's option to convert the Revolving Credit Note into a Term Note), (ii) extending the maturity of the Senior Notes, such that they will be repaid in two equal installments on November 1, 1997 and 1998, (iii) extending the maturity of the PIK Notes, such that they will be repaid in two equal installments on November 1, 2000 and 2001, (iv) increasing the interest rate on the PIK Notes from 10.65% to 11.65% effective January 1, 1996, (v) providing that commencing January 1, 1998, the Company will apply 75% of its previous year's Adjusted Cash Inflow (as defined below) in excess of $5 million to repay the PIK Notes,
(vi) deferring the requirement that the Company have no indebtedness pursuant to the Revolving Credit Notes for 60 consecutive days until 1997; and (vii) deferring application of certain financial covenants, including, limitations on capital expenditures, until 1997. "Adjusted Cash Flow" is defined, for any fiscal year, as an amount equal to the positive difference between (x) EBITDA for such fiscal year and (y) the sum of (i) $5 million, (ii) interest paid in cash in such fiscal year, (iii) taxes paid in cash in such fiscal year, (iv) Axiom pre-tax earnings for such fiscal year net of any debt repayments in such fiscal year and (v) supplemental debt repayments made during such fiscal year pursuant to the terms of the New Note Purchase Agreement, as amended. The Amendment Letter is attached hereto as Exhibit 1 and is incorporated herein by reference.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                          Item 5 to the Schedule 13D is hereby amended, in
pertinent part, as follows:

                          (a)     As of the date hereof, Prudential directly
beneficially owns 3,422,060 shares of Common Stock through its direct ownership of (i) 397,549 shares of Common Stock issued upon exercise of the Old Warrant,
(ii) 150,000 shares of Junior Convertible Preferred Stock which are convertible into an aggregate of 2,674,511 shares of Common Stock and (iii) currently exercisable New Prudential Warrants to purchase an aggregate of 350,000 shares of Common Stock. Such shares of Junior Convertible Preferred Stock and New Prudential Warrants upon conversion and when combined with the shares of Common Stock currently held by Prudential represent approximately 28.9% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below.
The shares of Junior Preferred Stock and the shares of Common Stock held by Prudential represent 18.5% of the outstanding voting power of the Company. As of the date hereof and based upon the knowledge of Prudential and without independent verification, none of the other Enumerated Persons beneficially owns any shares of the Common Stock.

                          By reason of the provisions of Rule 13d-3 under the
Securities Exchange Act of 1934, as amended (the "Act"), Prudential, Warburg and Hanauer may be deemed to be a "group". Prudential does not admit that it is a member of a "group" with Warburg and Hanauer, nor does it admit that it beneficially owns any shares of Common Stock now or in the future owned by Warburg or Hanauer.

                          As of the date hereof, Warburg directly beneficially
owns 10,118,339 shares of Common Stock of through its direct ownership of (i) 4,277,433 shares of Common Stock, (i) 127,150 shares of Senior Convertible Preferred Stock which are convertible into an aggregate of 4,828,548 shares of Common Stock and (ii) currently exercisable 1994 Warburg Warrants to purchase an aggregate of 1,012,358 shares of Common Stock. Such shares of Senior Convertible Preferred Stock and 1994 Warburg Warrants, upon conversion and exercise, represent approximately 69.1% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below. The shares of Senior Preferred Stock and Common Stock held by Warburg represent 54.7% of the outstanding voting power of the Company.

                          As of the date hereof, Hanauer directly beneficially
owns 767,741 shares of Common Stock through his direct ownership of (i) 42,306 shares of Common Stock, (ii) 8,817 shares of Senior Convertible Preferred Stock which are convertible into an aggregate of 332,908 shares of Common Stock,
(iii) currently exercisable Warburg Warrants to purchase an aggregate of 310,571 shares of Common Stock, (iv) Contingent Warrants to purchase 36,956 shares of Common Stock and (v) a stock option (the "Hanauer Option") under the Company's Amended and Restated Stock Option Plan currently exercisable for 45,000 shares of Common Stock. In addition the Hanauer Option entitles Hanauer to acquire an additional 90,000 shares of Common Stock, which have been excluded from Hanauer's beneficial holdings reported in this Schedule 13D as the Stock option will not be exercisable with respect to the additional 90,000 shares within 60 days of the date hereof. Such shares of Senior Convertible Preferred Stock and Warburg Warrants, Contingent Warrants, and Stock options, upon conversion and exercise, when combined with the shares of Common Stock currently held by Hanauer, represent approximately 8.1% of the Common Stock calculated in accordance with Rule 13d-3(d)(1)(i) as described below. The shares of Senior Preferred Stock and the shares of Common Stock held by Hanauer represent 2.3% of the outstanding voting power of the Company.

                          The percentages used in this paragraph 5(a) are
calculated based upon the 8,796,207 shares of Common Stock issued and outstanding at November 1, 1994. Such information has been provided to Prudential by the Company. The number of shares beneficially owned by Warburg and Hanauer as of the date hereof is as reported in the Schedule 13D, as amended, of Warburg filed with the Securities and Exchange Commission by Warburg.

                          (b)  As of the date hereof, Prudential has full power
to vote all shares of Common Stock and Junior Convertible Preferred Stock (which votes on an as-converted basis) held by it, subject to the terms of the Stockholders' Agreement. As of the date hereof, Prudential does not have the power to vote any shares of Common Stock issuable to it upon exercise of the New Prudential Warrants. Upon exercise of the Current Warrants, Prudential would have full power to vote the shares of Common Stock issued upon exercise of the Current Warrants, subject to the terms of the Stockholders' Agreement. Prudential has full power to dispose of any shares of the Common Stock and Junior Convertible Preferred Stock and the Current Warrants held by it. As of the date hereof, none of the Enumerated Persons (other than Prudential) has the power to vote or dispose of any shares of Common Stock or Junior Convertible Preferred Stock.

                          (c)  None of the Enumerated Parties has effected any
transactions in the Common Stock during the preceding 60 days.

                          (d)  Except as set forth in this Item 5, no person
other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

                          (e)  Not applicable.

ITEM 7.          MATERIAL FILED AS EXHIBITS.

                 1. There is filed herewith as Exhibit 1 that certain Letter Agreement dated as of July 20, 1994 by and between Prudential and the Company, including the exhibits thereto.

                                   SIGNATURES

                          After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              November 21 , 1994
                                   --------------------------------------
                                                   (Date)

                                   THE PRUDENTIAL INSURANCE COMPANY
                                               OF AMERICA


                                   /s/ NICHOLAS M. GRAVES
                                   --------------------------------------
                                                 (Signature)


                                   Nicholas M. Graves, Senior V.P.
                                   --------------------------------------
                                               (Name and Title)

                                 EXHIBIT INDEX

Exhibit
 Number                   Description
- --------                  -----------
   1                      Letter Agreement dated as of July 20, 1994 by and
                          between Prudential and the Company, including the
                          exhibits thereto.